Axiom Intelligence Acquisition Corp 1

Berkeley Square House, 2nd Floor

Berkeley Square

London W1J 6BD

United Kingdom

June 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Stacie Gorman Jeffrey Gabor

Re:	Axiom Intelligence Acquisition Corp 1
Registration Statement on Form S-1
Filed May 14, 2025, as amended File No. 333-287279

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Axiom Intelligence Acquisition Corp 1 hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on June 17, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Douglas Ward
Douglas Ward
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP